

*ples 4/27*

SE ‖‖‖‖‖ **11021968** ‖‖‖‖‖ MISSION
ᵥₐₛₕᵢₙgₜₒₙ, D.C. 20549

# ANNUAL AUDITED REPORT

## ~~FORM X-17A-5~~

## ——PART III

| SEC FILE NUMBER |
| --- |
| 8-51160 |

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __1/1/2010__ AND ENDING __12/31/2010__
                                         MM/DD/YY                               MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *ShareBuilder Securities Corporation D.B.A. ShareBuilder Direct Investing, Inc.*

| | OFFICIAL USE ONLY |
| --- | --- |
| | |
| | FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

83 South King Street, Suite 700

(No. and Street)

| Seattle | WA | 98104 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel Greenshields, President                                206-805-0234
                                                       (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *if individual, state last, first, middle name*)

| 999 Third Ave, Suite 3500 | Seattle | WA | 98104 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

    ☒ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY | |
| --- | --- |
| | |

*\*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, __A. Daniel Greenshields__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __ShareBuilder Securities Corporation__ , as of __December 31__ , 20 10 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*\*\*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ShareBuilder Securities Corporation
(An Indirect Wholly Owned Subsidiary of ING Bank, fsb)

Statement of Financial Condition

December 31, 2010

# Contents

1008-1179352



**Ernst & Young LLP**
Suite 3500
999 Third Avenue
Seattle, WA 98104-4086

Tel: +1 206 621 1800
Fax: +1 206 654 7799
www.ey.com

## Report of Independent Registered Public Accounting Firm

Board of Directors
ShareBuilder Securities Corporation

We have audited the accompanying statement of financial condition of ShareBuilder Securities Corporation (the Company) (an indirect wholly owned subsidiary of ING Bank, fsb) as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ShareBuilder Securities Corporation at December 31, 2010 in conformity with U.S. generally accepted accounting principles.

*Ernst & Young LLP*

February 28, 2011

## ShareBuilder Securities Corporation
### (An Indirect Wholly Owned Subsidiary of ING Bank, fsb)

## Statement of Financial Condition

### December 31, 2010

**Assets**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 40,320,389 |
| Receivables from clearing organization | | 795,942 |
| Receivables from customers, net | | 74,289,192 |
| Other receivables | | 651,830 |
| Receivables from affiliates | | 468,013 |
| Securities owned | | 1,915,078 |
| Prepaid expenses and other assets | | 714,939 |
| Property and equipment, net | | 8,168,738 |
| Goodwill | | 110,530,591 |
| Intangible assets, net | | 73,831,953 |
| Total assets | $ | 311,686,665 |

**Liabilities and stockholder's equity**

| | | |
|---|---|---:|
| Securities sold, not yet purchased | $ | 5,267,294 |
| Payables to customers | | 5,554,515 |
| Accounts payable and accrued liabilities | | 9,047,985 |
| Payable to ING Bank, net | | 1,297,106 |
| Payable to SBC, net | | 3,675,935 |
| Deferred tax liabilities, net | | 22,342,072 |
| Deferred revenue | | 35,087 |
| Total liabilities | | 47,219,994 |
| | | |
| Subordinated loan from SBC | | 75,000,000 |
| | | |
| Stockholder's equity: | | |
| Preferred stock, no par value: | | |
| Authorized shares – 30,000,000 | | |
| Issued and outstanding shares – none | | — |
| Common stock, no par value: | | |
| Authorized shares – 70,000,000 | | |
| Issued and outstanding shares – 1,000,000 | | 350,000 |
| Additional paid in capital | | 222,594,975 |
| Accumulated deficit | | (33,478,304) |
| Total stockholder's equity | | 189,466,671 |
| Total liabilities and stockholder's equity | $ | 311,686,665 |

*See accompanying notes.*

ShareBuilder Securities Corporation
(An Indirect Wholly Owned Subsidiary of ING Bank, fsb)

Notes to Statement of Financial Condition

December 31, 2010

## 1. Organization and Nature of Business

ShareBuilder Securities Corporation (the Company or SSC), a Washington corporation, was formed on July 1, 1998. The Company is a broker-dealer registered with the Securities and Exchange Commission (the SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides broker-dealer services to self-directed investors. The Company is a wholly owned subsidiary of ShareBuilder Corporation (SBC). SBC is a wholly owned subsidiary of ING DIRECT Securities, Inc. (IDSI), which is a wholly owned subsidiary of ING Bank, fsb (ING Bank or the Parent). ING Bank's parent is ING DIRECT Bancorp.

The Company is subject to the risks and challenges associated with other companies at a similar stage of development, including dependence on the Parent and SBC, key individuals, continued successful development and marketing of services, and competition from substitute services and larger companies with greater financial, technical, management, and marketing resources.

## 2. Summary of Significant Accounting Policies

### Use of Estimates in the Preparation of Statement of Financial Condition

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the statement of financial condition. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

### Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits and money market accounts with financial institutions. Recorded amounts approximate fair value. The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. Certain cash deposits may be in excess of Federal Deposit Insurance Corporation insurance limits.

ShareBuilder Securities Corporation
(An Indirect Wholly Owned Subsidiary of ING Bank, fsb)

Notes to Statement of Financial Condition (continued)

**2. Summary of Significant Accounting Policies (continued)**

**Securities Owned and Securities Sold, Not Yet Purchased**

Securities owned include odd lot and fractional shares of readily marketable common stock, exchange-traded funds, and mutual funds retained when the Company purchases shares on behalf of customers and are reported on a settlement-date basis, which is materially consistent with the trade-date basis. Securities owned are recorded at fair value. Fair value is generally based on end-of-the-day quoted market prices.

Securities sold, not yet purchased are stated at market value and represent obligations to deliver specified securities at predetermined prices. Market value is generally based on published market prices or other relevant factors, including dealer price quotations. The Company is obligated to acquire the securities sold short at prevailing market prices in the future to satisfy these obligations. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

Securities owned and securities sold, not yet purchased also include major stock index option contracts that are used by the Company to reduce the risk of significant market fluctuation on the value of marketable securities. Stock index option contracts are recorded at fair value. The Company's derivative instruments do not qualify for hedge accounting. Therefore, certain of the disclosures required under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 815, *Derivatives and Hedging*, are generally not applicable with respect to this statement of financial condition.

**Margin Lending Operations**

The Company offers its margin lending product to eligible customers collateralized by their respective security and cash holdings. Margin lending is subject to the margin rules of the Board of Governors of the Federal Reserve System (Federal Reserve), the margin requirements of FINRA, and the Company's internal policies. Under the margin rules of the Federal Reserve, the customer is obligated to maintain net equity equal to 25% of the value of the securities in the account. However, the Company currently requires the customer to maintain net equity greater than or equal to 30% of the value of the securities in the account. The Company may increase

ShareBuilder Securities Corporation
(An Indirect Wholly Owned Subsidiary of ING Bank, fsb)

Notes to Statement of Financial Condition (continued)

**2. Summary of Significant Accounting Policies (continued)**

this requirement up to 100% on certain accounts, groups of accounts, individual securities, or groups of securities, as deemed necessary. Margin loans of $73,837,555 at December 31, 2010 are included in "Receivables from customers, net" in the statement of financial condition.

**Margin Risk**

By permitting customers to purchase on margin, the Company is subject to risks inherent in extending credit, especially during periods of rapidly declining markets in which the value of the collateral held by the Company could fall below the amount of the customer's indebtedness. To the extent that the margin loans exceed customer cash balances, the Company may not be able to obtain financing on favorable terms or in sufficient amounts from the Parent, SBC, or its clearing partner. Sharp changes in market values of substantial amounts of securities and the failure by parties to the borrowing transactions to honor their commitments could have a material adverse effect on the Company's revenues and profitability. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral or reduce positions, when necessary. Management is responsible for supervising the risks associated with leverage and monitors the customers' margin positions to identify customer accounts that may need additional collateral or liquidation. Management believes that it is unlikely that the Company will have to make any material payments under these arrangements.

**Receivables from and Payables to Customers**

Receivables from and payables to customers include the amounts due from and due to customers on margin, securities, and cash transactions, carried at cost net of applicable allowance.

**Allowance for Doubtful Accounts and Fraud Losses**

The Company evaluates customer accounts at risk and with debit balance activity on a regular basis for evidence of potential fraud or uncollectibility. The Company determines its allowance by considering a number of factors, including previous loss history, the aging of unsecured margin balances, the nature of the fraud activity, and a specific customer's ability to pay its obligations to the Company. The allowance for doubtful accounts was $213,939 at December 31, 2010.

## 2. Summary of Significant Accounting Policies (continued)

### Property and Equipment

Property and equipment are recorded at cost and are depreciated using a straight-line method over the estimated useful lives of the related assets. The useful lives are as follows:

| | |
|---|---|
| Computer equipment | 3 years |
| Office equipment, furniture, fixtures | 3 – 5 years |
| Software | 3 years |
| Leasehold improvements | Shorter of useful life or lease term |

Major improvements, which extend the useful life of the related assets, are capitalized.

The Company capitalizes costs associated with software developed for internal use based on ASC 350-50, *Website Development Costs*, and other related guidance. Once an application has reached the development stage, internal and external costs, if direct and incremental and deemed by management to be significant, are capitalized and amortized on a straight-line basis over the estimated useful life. Such costs include employee payroll and related benefits, fees paid to third parties for services provided to develop the software, costs incurred to obtain the software from affiliated entities and third parties, and licensing fees paid to affiliated entities and third parties. Enhancement costs relate to substantial upgrades and enhancements to the Web site that result in added functionality, in which case the costs are capitalized and amortized on a straight-line basis over the estimated useful lives. The Company periodically reviews the capitalized fixed asset costs for impairment.

### Goodwill and Acquired Intangible Assets

Goodwill is not amortized but is reviewed for potential impairment on an annual basis, or when events or circumstances indicate a potential impairment, at the reporting unit level. The review of impairment is performed in two steps. First, a comparison is made of the fair value of the reporting unit with its carrying value amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is considered not impaired. If the carrying amount exceeds its fair value, the implied fair value of the reporting unit's goodwill (as defined in ASC 350-20, *Goodwill*) is compared with the carrying amount of that goodwill. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value.

## 2. Summary of Significant Accounting Policies (continued)

Intangible assets subject to amortization are evaluated for impairment in accordance with ASC 350-20-35. An impairment loss will be recognized if the carrying amount of the intangible asset is not recoverable and exceeds fair value. The carrying amount of the intangible is considered not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use of the asset. Intangible assets included in the statement of financial condition consist of customer and partner relationships, developed technology, trade name and trademark, and licenses that are amortized on a straight-line basis over anticipated periods of benefit of up to 17 years.

### Income Taxes

The Company is included in the consolidated federal income tax return of the Parent. The Company accounts for income taxes on a separate return basis. The Company receives reimbursement from or makes payment to the Parent for current taxes in accordance with the Tax Sharing Agreement among the Parent, ING DIRECT Bancorp, and the Parent's subsidiaries. In accordance with this agreement, the Company determines its share of federal and state and local (if any) income tax liability or benefit based on its contribution to the consolidated taxable income or loss.

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes*. Under ASC 740, the Company recognizes the deferred tax effects of temporary differences between book and tax bases of assets and liabilities. Deferred tax assets are reduced, if deemed necessary, by a valuation allowance for the amount of any tax benefits which, more likely than not, based on current circumstances, are not expected to be realized. Uncertain tax positions are recognized to the extent they satisfy the criteria under FASB ASC 740-10, formerly FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, which requires that an uncertain tax position be more likely than not to be sustained upon examination, based on the technical merits of the position.

### 3. Receivables from and Payables to Clearing Organization

The Company clears its proprietary and customer transactions with another broker-dealer through an omnibus relationship. The Company keeps a deposit of $25,000 to maintain this relationship.

## 4. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, include the following:

|  | December 31, 2010 | |
|---|---|---|
|  | **Securities Owned** | **Sold, Not Yet Purchased** |
| Corporate stocks | $ 1,909,042 | $ (5,251,934) |
| Stock index option contracts | 6,036 | (15,360) |
|  | $ 1,915,078 | $ (5,267,294) |

The clearing broker has the right to hypothecate the corporate shares owned by the Company.

## 5. Financial Instruments

Cash and cash equivalents, securities owned, and receivables are carried at fair value or contracted amounts, which approximate fair value at December 31, 2010. Similarly, certain liabilities, including securities sold, not yet purchased, and certain payables are carried at fair value or contracted amounts approximating fair value at December 31, 2010. It is not practicable to estimate the fair value of the subordinated loan at December 31, 2010, since it is a related-party transaction and has no maturity date.

In the normal course of business, the Company may enter into transactions in financial instruments to reduce exposure to changes in the fair value of the portfolio. At December 31, 2010, the Company had 12 stock index call options and 12 stock index put options. The underlying values (notional amounts) of the call and put options are approximately $1,509,168 and $1,509,168, respectively. Such option contracts are exchange-traded and settle on a daily basis. The notional amounts are not reflected on the balance sheets and are indicative only of the position at December 31, 2010. These options are included at their fair value in the statement of financial condition in securities owned.

## 6. Fair Values of Assets and Liabilities

The Company recognizes or discloses at fair value in the statement of financial condition all financial assets and liabilities and nonfinancial assets and liabilities in accordance with ASC 820. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, the Company uses various valuation techniques and assumptions when estimating fair value. In accordance with ASC 820, the Company applied the following fair value hierarchy:

Level 1 – Assets and liabilities for which the identical item is traded on an active exchange, such as publicly traded instruments or future contracts.

Level 2 – Assets and liabilities valued based on observable market data for similar instruments.

Level 3 – Assets and liabilities for which significant valuation assumptions are not readily observable in the market; instruments are valued based on the best available data, some of which is internally developed, and considers risk premiums that a market participant would require.

The following is fair value measurement information for the Company's financial assets and financial liabilities measured at fair value on a recurring basis.

**Assets**

*Money market funds* – The fair value measurement of money market funds is based on quoted market prices in active markets (Level 1).

*Securities owned* – The fair value measurement of securities owned is based on quoted market prices in active markets (Level 1).

**Liabilities**

*Securities sold, not yet purchased* – The fair value measurement of securities sold, not yet purchased is based upon quoted market prices in active markets (Level 1).

ShareBuilder Securities Corporation
(An Indirect Wholly Owned Subsidiary of ING Bank, fsb)

Notes to Statement of Financial Condition (continued)

**6. Fair Values of Assets and Liabilities (continued)**

The table below presents the balances of financial assets and liabilities measured at fair value on a recurring basis.

| | December 31, 2010 | | | |
| | Level 1 | Level 2 | Level 3 | Fair Value |
|---|---|---|---|---|
| Assets: | | | | |
| Money market funds | $ 40,320,389 | $ – | $ – | $ 40,320,389 |
| Securities owned | $ 1,915,078 | $ – | $ – | $ 1,915,078 |
| Liabilities: | | | | |
| Securities sold, not yet purchased | $ 5,267,294 | $ – | $ – | $ 5,267,294 |

There are no financial assets or liabilities recorded at fair value on a nonrecurring basis or any adjustments to nonfinancial assets or liabilities to record them at fair value.

**7. Property and Equipment**

Property and equipment consists of the following:

| | December 31, 2010 |
|---|---|
| Computer equipment | $ 8,307,760 |
| Software | 10,596,784 |
| Work in process (software development) | 1,834,429 |
| Other property and equipment | 499,498 |
| | 21,238,471 |
| Less: accumulated depreciation and amortization | (13,069,733) |
| Property and equipment, net | $ 8,168,738 |

Internally developed software costs at December 31, 2010 were $2.9 million, net of accumulated amortization of $2.0 million. Net unamortized cost of internally developed software costs was $0.9 million at December 31, 2010.

## 8. Intangible Assets

The gross carrying values and accumulated amortization of intangible assets are as follows:

| | December 31, 2010 | | |
| | Gross | Accumulated Amortization | Net |
|---|---|---|---|
| | *Dollars in Thousands* | | |
| Intangible assets: | | | |
| Customer and partner relationships | $ 76,500 | $ (16,784) | $ 59,716 |
| Developed technology | 15,700 | (9,813) | 5,887 |
| Trade name and trademark | 10,600 | (3,312) | 7,288 |
| License | 1,350 | (409) | 941 |
| Covenants | 100 | (100) | – |
| | $ 104,250 | $ (30,418) | $ 73,832 |

Customer relationships are amortized on a straight-line basis over 14 years. Partner relationships are amortized on a straight-line basis over 17 years. Developed technology is amortized on a straight-line basis over 5 years. Trade name and trademark intangible assets are amortized on a straight-line basis over 10 years. The License is amortized on a straight-line basis over 11 years.

# ShareBuilder Securities Corporation
(An Indirect Wholly Owned Subsidiary of ING Bank, fsb)

## Notes to Statement of Financial Condition (continued)

### 9. Income Taxes

The components of the Company's deferred tax assets and liabilities are as follows:

|  | December 31, 2010 |
| --- | --- |
| Deferred tax assets: | |
| Accrued vacation | $ 94,034 |
| Allowance for doubtful accounts and fraud losses | 74,879 |
| Accrued bonus | 1,132,198 |
| Deferred revenue | 12,280 |
| Net operating loss carryforwards | 1,856,410 |
| Total deferred tax assets | 3,169,801 |
| | |
| Deferred tax liabilities: | |
| Intangible assets | (25,511,873) |
| Total deferred tax liabilities | (25,511,873) |
| Deferred tax liabilities, net | $ (22,342,072) |

The Company does not have a valuation allowance because it is more likely than not that the deferred tax assets will be realized. The Company has net operating loss carryforwards of approximately $5.3 million, which are available to reduce future taxable income for federal income tax purposes of the Parent. Such net operating loss carryforwards begin to expire in 2020. The Internal Revenue Code contains provisions that may limit the net operating loss carryforwards available to be used in any given year if certain events occur, including changes in ownership interests.

### 10. Related-Party Transactions

The Company has certain payables to and receivables from the Parent relating to its operating transactions arising from the normal course of business, including income taxes and payroll. The Company also records its allocated share of the Parent's expenses related to IT, marketing, and rent. The payables to and receivables from the Parent are included net in "Payable to ING Bank, net" on the statement of financial condition. The Company also has certain payables to SBC relating to management fees and other operating transactions arising from the normal course of business.

## 10. Related-Party Transactions (continued)

The Company has three Subordinated Equity Loan Agreements (The Subordinated Loan Agreement) with SBC. The subordinated loans have been approved by FINRA and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Interest accrues per annum on the principal as follows: $35 million at 4.75%, $15 million at 2.25% and $25 million at 1.55%. Accrued interest payable of $3,619,705 is included in "Payable to SBC, net" and $75,000,000 is reflected as "Subordinated loan from SBC" on the statement of financial condition. The maturity dates for these subordinated loans are as follows: $35 million matures on April 14, 2011, $15 million matures on June 8, 2013, and $25 million matures on September 24, 2012. Without further action by SBC or the Company, these loans will be extended an additional year from each respective maturity date.

The Company has a series of four dealer and omnibus operating agreements (Funds Agreements) with ING Funds Distributor, LLC, an indirect subsidiary of ING Group N.V. and an affiliate of the Company. The Funds Agreements provide the Company with revenue-sharing arrangements in exchange for selling ING mutual funds. The Funds Agreements are omnibus in nature in that customer records reside with the Company and the Company receives service fees from ING Funds Distributor, LLC for managing customer accounts. Receivable from other affiliates of $468,013 is included on the statement of financial condition at December 31, 2010.

During 2010, the Parent implemented a Money Purchase Pension Plan (the Pension Plan) for the benefit of all employees, including the Company's employees. The Pension Plan supplements the Parent's current 401(k) Plan, as the contributions are 100% employer made. This qualified plan will provide a uniform 5% contribution on applicable compensation, and investment of the funds will be directed by the Parent. The plan has a six year graded vesting schedule with credit towards vesting provided for past service. The Company's employees may also participate in the 401(k) and other employee programs of the Parent and its affiliates.

## 11. Commitments, Contingencies and Guarantees

The Company is involved in litigation arising in the normal course of business. In the opinion of management, after consultation with legal counsel, the ultimate resolution of such litigation is not expected to have a materially adverse effect on the Company's financial position. In the normal course of business, the Company enters into underwriting commitments. There were no open transactions relating to such underwriting commitments at December 31, 2010.

ShareBuilder Securities Corporation
(An Indirect Wholly Owned Subsidiary of ING Bank, fsb)

Notes to Statement of Financial Condition (continued)

**11. Commitments, Contingencies and Guarantees (continued)**

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

**12. Net Capital Requirements**

The Company is subject to the U.S. Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires that the Company maintain minimum net capital equivalent to the greater of $250,000 or 1/15 of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $94,016,227 as defined, which was $92,811,717 in excess of its required minimum net capital of $1,204,510. The Company's ratio of aggregate indebtedness to net capital was 0.19 to 1 at December 31, 2010.

Advances to affiliates, repayment of subordinated equity loans, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and to comply with other financial ratio requirements. The Company was in compliance with all such requirements at December 31, 2010.

Ernst & Young LLP

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STATEMENT OF FINANCIAL CONDITION

ShareBuilder Securities Corporation
(An Indirect Wholly Owned Subsidiary of ING Bank, fsb)
December 31, 2010
With Report of Independent Registered Public Accounting
Firm

Ernst & Young LLP





STATEMENT OF FINANCIAL CONDITION

ShareBuilder Securities Corporation
(An Indirect Wholly Owned Subsidiary of ING Bank, fsb)
December 31, 2010
With Report of Independent Registered Public Accounting
Firm

Ernst & Young LLP

